Exhibit 99.1

Bon Natural Life Limited Announces Pricing of $12 Million Best Efforts Offering

XI’AN, China, March 17, 2025 /PRNewswire/— Bon Natural Life Limited (Nasdaq: BON) (“BON” or the “Company”), one of the leading bio-ingredient solutions providers in the natural, health and personal care industries, today announced that it has priced a best efforts offering of units as described below for aggregate gross proceeds to the Company of $12 million, before deducting placement agent fees and other estimated expenses payable by the Company.

The offering of ordinary units (or pre-funded units in lieu of such ordinary units) comprised of 8,333,332 shares of the Company’s Class A ordinary shares (or pre-funded warrants in lieu of Class A ordinary shares for the pre-funded units), Series A Warrants to purchase one Class A ordinary shares at an exercise price of $1.44 per share (the “Series A Warrants”) and Series B Warrants to purchase Class A ordinary shares at an exercise price of $2.16 per share (the “Series B Warrants” and, together with the Series A Warrants, the “Warrants”). The prefunded warrant will be exercisable immediately upon issuance and will expire when exercised in full. The Warrants will be immediately exercisable upon issuance and will expire on the three year anniversary of their initial exercise date.

The purchase price of each ordinary unit will be $1.44, and the purchase price of each pre-funded unit will be equal to such price minus $0.001.

The Company intends to use the net proceeds from this offering for sales network expansion, research and development, production capacity expansion, and working capital and other general corporate purposes. The offering is expected to close on or about March 18, 2025, subject to satisfaction of customary closing conditions.

Univest Securities, LLC is acting as sole placement agent for the offering.

The securities described above are being offered by the Company pursuant to a registration statement on Form F-1 (File No. 333-283333), as amended, previously filed and declared effective by the Securities and Exchange Commission (the “SEC”). This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. The offering is being made only by means of a preliminary prospectus and final prospectus that will form a part of the registration statement. A final prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus relating to this offering may be obtained, when available, by contacting Univest Securities, LLC at info@univest.us, or by calling +1 (212) 343-8888.

About Bon Natural Life Limited

BON is a Cayman Islands company engaged in the business of natural, health, and personal care industries. For more information, please visit http://www.bnlus.com.

Forward-Looking Statements

Certain statements in this announcement are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results. These forward-looking statements are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy, activities of regulators and future regulations and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not rely on any of these forward-looking statements. These risks and uncertainties include, among others: the completion of the offering, the satisfaction of customary closing conditions related to the offering, the intended use of proceeds from the offering, BON’s limited operating history and historical losses; BON’s ability to raise additional funding; competition from third parties that are developing or have products for similar uses; BON’s ability to obtain, maintain and protect its intellectual property; and BON’s expectations regarding its growth, strategy, progress towards its goals. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

Investor Relations Contact:

Cindy Liu | IR

Email: bonnatural@appchem.cn